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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 45255W106                                                 Page 2 of 5


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1      NAME OF REPORTING PERSON                          BERU Aktiengesellschaft
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON                                   Not applicable

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                    (b) [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS                                            Not applicable

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION                         Germany

--------------------------------------------------------------------------------
    NUMBER OF SHARES  7     SOLE VOTING POWER                       1,130,614
      BENEFICIALLY    ----------------------------------------------------------
        OWNED BY      8     SHARED VOTING POWER                             0
          EACH        ----------------------------------------------------------
       REPORTING      9     SOLE DISPOSITIVE POWER                  1,130,614
         PERSON       ----------------------------------------------------------
          WITH        10    SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                                       1,130,614

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          11.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                    CO


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CUSIP No. 45255W106                                                 Page 3 of 5

                               AMENDMENT NO. 11 TO

                       STATEMENT ON SCHEDULE 13D FILED BY

                             BERU AKTIENGESELLSCHAFT

         This Amendment No. 11 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated October 5, 1998, Amendment No. 4, dated December 15, 1998, Amendment No. 5, dated December 23, 1998, Amendment No. 6, dated February 1, 1999, Amendment No. 7, dated June 24, 1999, Amendment No. 8, dated August 12, 1999, Amendment No. 9, dated September 7, 1999 and Amendment No. 10, dated September 21, 1999 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer").

                  Item 4 of the Schedule 13D is hereby amended to add the following information:

                  Item 4. Purpose of Transaction.

                           BERU has been monitoring, and will continue to
                  monitor, its investment in Issuer based on factors that include Issuer's business and prospects, general economic and industry conditions, the price levels of securities markets and of Common Stock, BERU's cash needs and other investment opportunities available to BERU. Based on such review, BERU will take such actions as it determines to be appropriate in light of the circumstances then existing. In light of favorable market conditions, BERU sold shares of Common Stock described under Item 5. BERU may determine to sell some or all of Common Stock owned by it, in open market or in privately negotiated transactions, if market conditions continue to be favorable.

                  Item 5 of the Schedule 13D is hereby amended to add the following information:

                  Item 5. Interest in Securities of the Issuer.

                           (a) As a result of the sales described under Item
                  5(c), BERU is the beneficial owner of 1,130,614 shares of Common Stock, or approximately 11% of the 10,278,377 shares of Common Stock outstanding according to the most recent information provided by the Issuer in its quarterly report on Form 10-Q for the period ended January 31, 2001.


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CUSIP No. 45255W106                                                 Page 4 of 5


                           (b) BERU has sole power to vote and dispose of Common
                  Stock.

                           (c) The table below sets forth information with
                  respect to all sales of Common Stock by BERU during the last 60 days. All of such sales were executed through broker's transactions on NASDAQ.

                   TRANSACTION
                      DATE                             NUMBER OF SHARES                   PRICE PER SHARE
                      ----                             ----------------                   ----------------
                  May 8, 2001                                 1,100                             28.00000
                  May 9, 2001                                15,000                             27.51000
                  May 10, 2001                               20,100                             27.67543
                  May 14, 2001                               13,000                             27.73077
                  May 15, 2001                                2,500                             27.50000
                  May 18, 2001                               48,300                             28.27733

         Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.


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CUSIP No. 45255W106                                                 Page 5 of 5



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 2001

                                           BERU AKTIENGESELLSCHAFT


                                           By:   /s/  Ulrich Ruetz
                                                -------------------------------
                                                Name:    Ulrich Ruetz
                                                Title:   Chairman and
                                                         Chief Executive Officer


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